Guardian Variable Products Trust

Park Avenue Securities LLC

7 Hanover Square

New York, New York 10004

August 25, 2016

VIA EDGAR CORRESPONDENCE

Kathryn Sabo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form N-1A for Guardian Variable Products Trust (File Nos. 333-210205 and 811-23148)

Dear Ms. Sabo:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Guardian Variable Products Trust (the “Trust”) and Park Avenue Securities LLC (“Park Avenue”), the principal underwriter for the Trust, hereby jointly and respectfully request that the effectiveness of the Trust’s Registration Statement that was most recently amended by Pre-Effective Amendment No. 4 under the 1933 Act, as filed with the Securities and Exchange Commission on August 25, 2016, be accelerated to the earliest practicable time on August 30, 2016.

The undersigned, in making this request for acceleration, hereby state that they are aware of their obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Please contact James V. Catano at Dechert LLP at (202) 261-3376 with any comments or questions concerning this correspondence.

Very truly yours,

Guardian Variable Products Trust		Park Avenue Securities LLC

By:	/s/ John H. Walter	By:	/s/ John H. Walter

Name:	John H. Walter	Name:	John H. Walter
Title:	Senior Vice President and Treasurer	Title:	Vice President, Financial Officer, Wholesale Division

cc:	Richard T. Potter, The Guardian Life Insurance Company of America
Kathleen M. Moynihan, The Guardian Life Insurance Company of America
Jeffrey S. Puretz, Dechert LLP
James V. Catano, Dechert LLP